Form 51–102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Journey Resources Corp.
407 - 808 Nelson Street
Vancouver, B.C. V6Z 2H2
(the “Company”)

Telephone: (604) 633-2442

Item 2.	Date of Material Change

News Release dated February 13, 2009.

Item 3.	News Release

News Release dated February 13, 2009 was disseminated via Canada Stockwatch and Market News Publishing Inc. and filed on SEDAR on February 13, 2009.

Item 4.	Summary of Material Change

The Company announces a private placement.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced on February 13, 2009, inter alia, the following:

The Company (TSX-V: JNY/FRANKFURT: JL4/OTCBB: JNYRF) is arranging, subject to regulatory approval, a non-brokered private placement of up to 15,000,000 Units at a price of $0.04 per Unit for gross proceeds of $600,000. Each Unit will comprise of one common share in the capital of the Company (the “Shares”) and one share purchase warrant (the “Unit”). Each Unit will comprise of one common share and one share purchase warrant with each warrant exercisable to purchase one additional Share over a two-year period, at a price of $0.08 per Share in the first year, and at a price of $0.10 per Share in the second year. Proceeds of the private placement will be used for general working capital.

The financing remains subject to TSX Venture Exchange acceptance. Finder’s fees may be payable in connection with certain subscribers to this placement.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the

United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and the Report and may be contacted:

Jatinder (Jack) Bal, President and Chief Executive Officer

Telephone: (604) 633-2442

Item 9.	Date of Report

DATED at Vancouver, British Columbia, this 17th day of February, 2009.